EXHIBIT 99.2

News Release

For Immediate Release	Date: December 2, 2024
24-40-TR

Teck Announces Appointment of Vice President, Investor Relations

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the appointment of Emma Chapman as Vice President, Investor Relations, effective December 1, 2024. Ms. Chapman succeeds Fraser Phillips, who will retire in early 2025.

“Emma’s extensive experience in the mining sector and in investor relations, investment banking and corporate finance make her ideally suited to lead our work to engage with investors around the world,” said President and CEO Jonathan Price.

Ms. Chapman joined Teck in 2023 as Director, Investor Relations, and has nearly 20 years of experience in investor relations, including serving as Head of Investor Relations at Anglo American Platinum.

Ms. Chapman holds a Bachelor of Science (Honours) in Economics from the University of Bath, is a graduate of the Program for Leadership Development, Executive Education at Harvard Business School, and holds the Fellow Chartered Accountant (FCA) designation.

As previously announced, Fraser Phillips, Senior Vice President, Investor Relations and Strategic Analysis, will retire in early 2025. As of December 1, and until his retirement, Fraser will continue in the role of Senior Vice President and provide advisory support to the investor relations team during this transition. He will continue to report to President and CEO Jonathan Price.

About Teck

Teck is a leading Canadian resource company focused on responsibly providing metals essential to economic development and the energy transition. Teck has a portfolio of world-class copper and zinc operations across North and South America and an industry-leading copper growth pipeline. We are focused on creating value by advancing responsible growth and ensuring resilience built on a foundation of stakeholder trust. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:

Emma Chapman

Vice President, Investor Relations

+44.207.509.6576

emma.chapman@teck.com

Media Contact:

Dale Steeves

Director, External Communications

236.987.7405

dale.steeves@teck.com